Adirondack Small Cap Fund (ADKSX) Quarterly Update and Commentary

Matt Reiner - Adirondack Funds <mreiner@adirondackfunds.com>

Fri 2/17/2023 3:31 PM

To: Matt Reiner - Adirondack Funds <mreiner@adirondackfunds.com>

Good afternoon,

The performance results and quarterly commentary for The Adirondack Small Cap Fund (ADKSX) as of December 31, 2022 are now available on our website or, more directly, through the links below.

Click here for Q4 Fact Sheet

Click here for Q4 Commentary

As always, please feel free to reach out with any comments or questions. We appreciate your continued interest in the Fund.

Best,

Matt & Greg

If you would like to be removed from our distribution list please contact us at info@adirondackfunds.com.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Per the prospectus, the Fund's gross annual operating expense ratio is 1.43%. The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2023, subject to termination by the Fund on 60 days' written notice.

Important Risk Information

The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

Adirondack Small Cap Fund (ADKSX)
Data as of December 31, 2022

Key Fund Facts
Ticker	ADKSX
Inception Date	April 6, 2005
Fund Assets	$34.4M
Number of Holdings	47
Cusip	00688P103
NAV	$22.72
Investment Style	Small Value

Expenses
Gross Expense Ratio	1.43%
Net Expense Ratio*	1.43%
(Includes waivers/recapture)	
12b-1 Distribution Fees	None
Sales Load	None
Redemption Fees	None

* The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2023, subject to termination by the Fund on 60 days' written notice.

Investment Minimums
Regular Account.........................	$3,000
Automatic Investment	$50
IRA Account	$1,000

Fund Managers
	Start Date
Matthew P. Reiner	04/06/2005
Gregory Roeder	04/06/2005

Top Ten Holdings
	(% of net assets)
LSI Industries, Inc.	4.87%
CNO Financial Group Inc	4.12%
Conduent Inc	4.11%
O-I Glass, Inc	4.11%
Genworth Financial, Inc.	4.10%
Celestica, Inc.	3.95%
National Western Life Group, Inc. Class A	3.55%
Tiptree, Inc.	3.53%
Trustco Bank Corp NY	3.38%
CNX Resources Corp	3.15%
Total % of Portfolio	38.87%

Investment Philosophy

At the Adirondack Small Cap Fund (ADKSX), we incorporate independent thinking, patience, and strict value criteria to choose companies as investments in the Fund.

As contrarians, we believe that the best opportunities are found in smaller companies that have fallen out of favor with investors. We look for companies that have good balance sheets, solid cash flows and highly motivated management teams with clear and measurable plans to return the business back to optimal operating performance.

We use a 'middle-down' research approach which identifies attractive industries for investment, eventually paring down to the few companies in those industries that make attractive additions to the Fund.

By assembling a diverse portfolio* of these opportunities, we seek to offer our shareholders compelling risk-adjusted returns over the long run.

Diversification does not assure a profit or guarantee against loss.

Performance Summary (as of December 31, 2022)

	YTD Return	One Year Return Annualized	3 Year Return Annualized	5 Year Return Annualized	10 Year Return Annualized	Annualized Return Inception*
Adirondack Small Cap Fund (ADKSX)	-1.39%	-1.39%	9.68%	3.31%	7.91%	8.07%
iShares ® Russell 2000 Value ETF (IWN)**	-14.67%	-14.67%	4.49%	3.95%	8.33%	6.83%
Morningstar Peers****	-10.16%	-10.16%	7.06%	4.77%	8.67%	N/A

* Inception date 4/6/2005
**The iShares ® Russell 2000 Value ETF (IWN) seeks to track the investment results of an index composed of small-capitalization U.S. equities that exhibit value characteristics.
**** According to Morningstar

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Important Risk Information
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack
SMALL CAP FUND

Adirondack Small Cap Fund (ADKSX)

Data as of December 31, 2022

Quarterly Commentary

Dear Fellow Shareholders,

For the 2022 calendar year The Adirondack Small Cap Fund (ADKSX) declined 1.39% versus a 14.67% decline in the iShares ® Russell 2000 Value ETF (IWN). During the quarter ended December 31, 2022, the Fund (ADKSX) increased 20.08% compared to the iShares ® Russell 2000 Value ETF (IWN), which increased 8.35%. The Fund's annualized return for 1 year, 5 year, and 10 year was (1.39)%, 3.31%, and 7.91%, respectively.* As of December 31, 2022, the portfolio held 47 positions, with the top ten holdings representing 38.87% of fund assets. Top sector overweight continues to be Technology and large underweights remain in Real Estate and Healthcare. Annualized portfolio turnover was 28% as we continue to hold strong belief in the current portfolio holdings.

The sharp rise in interest rates made for a challenging year. Where most investors anticipated the end of ultra-low rates, many were caught off guard by the pace of rate increases during the first nine months of 2022. Starting in October, however, with the cover of good news on the inflation front and better than feared earnings, U.S. risk assets rallied impressively with the exuberance continuing into January 2023. Fourth quarter 2022 earnings reports are now trickling in, and so far the Fund's holdings are posting better than expected results. Forward earnings guidance has been surprisingly upbeat as well. While some believe the fight against inflation has turned the corner, we remain skeptical of that stance given the large credit/money supply expansion engendered by the pandemic. We continue down a cautious path focused on quality balance sheets and exposure tilting toward beneficiaries of higher prices.

It was certainly good to be a contrarian last year. Per Morningstar, the Fund finished 2022 within the top ten percent of its peer group and moved into the top quartile of peers for the 3-year period 12/31/19 thru 12/31/22. We are pleased to have turned in strong relative performance and are hopeful that more better days will follow as investors redirect their attention from the moonshots to more established and sensibly valued businesses.

Much of the outperformance came from maintaining the more defensive posture adopted during the pandemic. Exposure to the inflation trade via Energy, Materials and Staples also helped. Stock selection was good overall especially within Financials and Technology. Our life insurance related stocks (GNW, CNO, NWLI) rallied with the bond markets (as of 12/31/2022 GNW, CNO, and NWLI represented 4.10%, 4.12%, and 3.55% of the Fund portfolio, respectively). Strong execution from some of our high conviction holdings like LSI Industries Inc. (as of 12/31/2022 LYTS represented 4.87% of the portfolio) and Ardmore Shipping Corp (as of 12/31/2022 ASC represented 0.84% of the portfolio) proved beneficial as well. For example, LSI Industries has quietly done a remarkable job of cleaning up operations, growing revenue and increasing profitability, thereby attracting the attention of new investors. Ardmore Shipping, which has struggled for years against overcapacity, is now securing better voyage rates as competing vessels near mandatory retirement age. It seems to us that several of our larger positions have earned their way into the "Value with Momentum" category and appear to be being pursued aggressively by short term oriented focused algorithmic trading funds. We continue to trim these names as they reach valuations that are harder to defend by traditional measures.

We initiated no new positions during the December quarter and exited three. We sold Venator Materials PLC due to concerns about operational issues. We exited Hostess Brands, Inc. as investors reacted favorably to the growth from new products, and, finally, Hill International, Inc. was acquired by a private investment firm.

**Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.*

Per the prospectus, the Fund's gross annual operating expense ratio is 1.43%. The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2023, subject to termination by the Fund on 60 days' written notice.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack
SMALL CAP FUND

Adirondack Small Cap Fund (ADKSX)

Data as of December 31, 2022

Quarterly Commentary (con't)

The Fund's opportunity set (small-cap value) has grown over the past 12 months as uncertainty has taken its toll on many. We continue to be on the lookout for situations where pessimism is excessive, irrational and unwarranted. It takes nerve and a dose of patience to invest when disbelief is high, but it's often the moment where risk/reward is best. We enthusiastically look forward to a more favorable environment for value investing with a concentrated portfolio of high-conviction ideas. Thank you for your support and investment. For the most up-to-date information on your investment, please visit www.adirondackfunds.com.

Regards,

Matt Reiner, CFA®
Portfolio Manager

Greg Roeder, CFA®
Portfolio Manager

Important Risk Information

The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

The iShares ® Russell 2000 Value ETF (IWN) seeks to track the investment results of an index composed of small-capitalization U.S. equities that exhibit value characteristics.

2390 Western Avenue
Guilderland, NY 12084